As filed with the Securities and Exchange Commission on November 17, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                         For the month of November 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               11, Boulevard Royal
                                L-2449 Luxembourg
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F ...X...      Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes ......             No ...X...

                                  EXHIBIT INDEX



Exhibit Number   Description
--------------   -----------

1. Press Release dated November 17, 2003 - COMPLETION OF TF1 ACQUISITION OF 34.3% STAKE IN METRO FRANCE

2.               Press Release dated November 17, 2003 - METRO APPOINTS MANAGING
                 DIRECTORS

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                By:  /s/ Anders Fullman
                                                     ------------------
                                                Name:  Anders Fullman
                                                Title: Vice President
                                                       of Metro International SA


Date:    November 17, 2003